"17 Questions for LEE"

April 11, 2022 (ALTA, WY) - Here Cannell Capital LLC ("CC") shares with all Lee Enterprises, Inc. ("LEE") owners 17 questions and considerations in advance of LEE's second quarter 2022 results to be reported on or about May 6, 2022.

1. How much did LEE spend on advisors since the Alden Global bid? CC understands how spending on activist defense helps management and members of the Board of Directors who (i) have bought little to no stock and (ii) prefer somebody else to defend their jobs, but wonders how it helps injured owners? Would that money not be better spent on boosting the salary of journalists, whom on average make $41,000/year?

2. What percentage of insider ownership was obtained by purchase versus gifting?

3. Why not fully disclose the reality of LEE's proxy access? After a proxy battle LEE proudly proclaimed adding such to the by-laws, but its restrictive rules boxed out CC, its largest shareholder, for example.

4. Why does LEE retain a classified board structure? What is the thought process behind not giving owners the opportunity to elect all board members every year? How does this help injured owners?

5. Junck and Moloney are both over age 70 yet remain on the Board in contradiction of LEE's own governance guidelines. Why make these guidelines if LEE does not intend to follow them?

6. Why did LEE apply the plurality vote standard for the 2021 Annual Meeting even though the Alden Global nominations were ruled to be invalid? Why did LEE say its Annual Meeting was "contested" if the Alden Global nominations were invalid?

7. Why can the Board amend bylaws without stockholder approval? Why can't shareholders call special meetings? Who really owns LEE - shareholders or the entrenched board?

8. LEE talks a great deal about digital experience. Which members of the current Board and management have direct experience running a digital media business - not advising one - but operating one?

9. Post "synergies", what price to EBITDA multiple did LEE pay for BH Media Group? How does this compare with LEE's multiple prior to the acquisition? Put another way, prove to LEE owners that this was an accretive purchase.

10. Please specify cost cuts made in 2020 and 2021.

11. What percentage of content is original journalism and premium content two years ago versus today?

12. Please provide five-year charts by quarter of the following:

      a. Breakdown of revenue and expenses by print/digital/other;
      b. Print advertising revenue and volume and rate;
      c. Online advertising with volume and rate history;
      d. Print circulation revenue with volume and rate;
      e. Digital subscription revenue with volume and rate; and
      f. Newsprint - tons used, rate per ton and waste.

13. Why hasn't LEE carried out more cost-cutting? What functions are still handled on a regional vs. centralized basis?

14. Which newspaper properties produce negative free cash flow today?

15. Discuss deploying capital to scale up digital via partnerships or acquisitions. Discuss areas of investment including National News Media, Connected TV, Social Media Video Marketing, Sports Media and Consumer Reviews.

16. Which newspaper recommendation engine does LEE use? Which engine does LEE partner with for e-commerce?

17. What is LEE doing to mitigate the Apple IDFA phase-out and the Google cookie deprecation initiatives? Is LEE part of NewsPass ID?